SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.     )*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

21075N204

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM GW Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,613

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,613

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,613*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,613*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person PN

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III GP, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,613*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,613*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III GP, L.P. and the sole shareholder of OCM Principal Opportunities Fund IV GP, Ltd.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person OO

* Solely in its capacity as the duly appointed manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Crimson Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 121

	8	Shared Voting Power

	9	Sole Dispositive Power 121

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (1)

14	Type of Reporting Person OO

(1) Less than 1%.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 121*

	8	Shared Voting Power

	9	Sole Dispositive Power 121*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (1)

14	Type of Reporting Person PN

* Solely in its capacity as the managing member of OCM Crimson Holdings, LLC. (1) Less than 1%.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 121*

	8	Shared Voting Power

	9	Sole Dispositive Power 121*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (1)

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P. (1) Less than 1%.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP, Ltd.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 121*

	8	Shared Voting Power

	9	Sole Dispositive Power 121*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 121

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (1)

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P. (1) Less than 1%.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person PN

* Solely in its capacity as the sole director of OCM Principal Opportunities Fund IV GP, Ltd. and the investment manager of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 21075N204

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.*

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,287,734*

	8	Shared Voting Power

	9	Sole Dispositive Power 1,287,734*

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

Item 1.                            Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.04 per share (“Common Stock”), of Contango Oil & Gas Company, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2.                            Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)                                 OCM GW Holdings, LLC, a Delaware limited liability company (“OCM GW”), whose principal business is to hold the shares of Common Stock of the Issuer;

(2)                                 OCM Crimson Holdings, LLC, a Delaware limited liability company (“OCM Crimson”), whose principal business is to hold the shares of Common Stock of the Issuer;

(3)                                 OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”), whose principal business is to generally invest in securities and obligations of other entities over which there is a potential for POF III to exercise significant influence;

(4)                                 OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership and the managing member of OCM Crimson (“POF IV” and together with POF III, the “Oaktree Funds”), whose principal business is to generally invest in securities and obligations of other entities over which there is a potential for POF IV to exercise significant influence;

(5)                                 OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“POF III GP”), whose principal business is to serve as, and perform the functions of, the general partner of POF III and certain related funds;

(6)                                 Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(7)                                 Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(8)                                 OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(9)                                 Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(10)                          Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(11)                          Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG;

(12)                          OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (the “POF IV GP”), whose principal business is to serve as, and perform the functions of, the general partner of the POF IV;

(13)                          OCM Principal Opportunities Fund IV GP, Ltd., a Cayman Islands exempted company (“POF IV Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of POF IV GP;

(14)                          Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), whose principal business is to provide investment advisory services to investment funds and accounts;

(15)                          Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”, and collectively with the entities described in the forgoing clauses (1) through (15), the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration

On October 1, 2013, OCM GM and OCM Crimson acquired the shares of Common Stock of the Issuer pursuant to the merger (the “Merger”) of Contango Acquisition, Inc., a Delaware corporation (“Merger Sub”), and a direct, wholly-owned subsidiary of the Issuer, with and into Crimson Exploration, Inc., a Delaware corporation (the “Crimson”).  The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of April 29, 2013, by and among the Issuer, Crimson and Merger Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Crimson common stock, par value $0.001 per share (“Crimson Common Stock”), held by OCM GM and OCM Crimson was converted into the right to receive 0.08288 shares of the Issuer’s Common Stock.

The description contained in this Item 3 of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference as Exhibit 2 hereto.

Item 4.                            Purpose of Transaction

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

See Item 3 for a description of the Merger Agreement.

Effective upon completion of the Merger, pursuant to the Merger Agreement, five of the Issuer’s existing directors (the “Contango Directors”) and three former directors of Crimson, including B. James Ford (the “Crimson Directors”), were appointed as directors to serve on the Issuer’s Board of Directors until the next stockholders’ meeting at which directors are elected. Mr. Ford is a Managing Director of Oaktree Capital Management, L.P., an affiliate of OCM GW and OCM Crimson.  Pursuant to the Amended and Restated Bylaws of the Issuer, until the first anniversary of the effective time of the Merger, the Issuer’s Board of Directors will take all requisite action to cause the Issuer’s Board of Directors to be comprised of the five Contango Directors and the three Crimson Directors.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by OCM GW or OCM Crimson or by other affiliated investment funds and accounts or whether OCM GW or OCM Crimson or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.                            Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

OCM GW directly holds 1,287,613 shares of the Issuer’s Common Stock and has sole power to vote and dispose of such Common Stock.

OCM Crimson directly holds 121 shares of the Issuer’s Common Stock and has sole power to vote and dispose of such Common Stock.

POF III, in its capacity as the managing member of OCM GW, has the ability to direct the management of OCM GW’s business, including the power to vote and dispose of securities held by OCM GW; therefore, POF III may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

POF IV, in its capacity as the managing member of OCM Crimson, has the ability to direct the management of OCM Crimson’s business, including the power to vote and dispose of securities held by OCM Crimson; therefore, the POF IV may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM Crimson.

POF III GP, in its capacity as the general partner of POF III, has the ability to direct the management of the business of POF III, including the power to vote and dispose of securities held by POF III; therefore, POF III GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

POF IV GP, in its capacity as the general partner of the POF IV, has the ability to direct the management of the POF IV’s business, including the power to direct the decisions of the POF IV regarding the vote and disposition of securities held by POF IV; therefore, POF IV GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM Crimson.

POF IV Ltd., in its capacity as the general partner of the POF IV GP, has the ability to direct the management of POF IV GP’s business, including the power to direct the decisions of POF IV GP regarding the vote and disposition of securities held by POF IV; therefore, POF IV Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Crimson.

GP I (i) in its capacity as the managing member of POF III GP, has the ability to direct the management of POF III GP’s business, including the power to direct the decisions of POF III GP regarding the vote and disposition of securities held by POF III and (ii) in its capacity as the sole shareholder of POF IV Ltd., has the ability to appoint and remove directors of POF IV Ltd. and, as such, may indirectly control the decisions of POF IV Ltd. regarding the vote and disposition of securities held by POF IV; therefore, in each case, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by OCM GW and OCM Crimson. Additionally OCG, in its capacity as the sole shareholder of Holdings Inc., has the ability to appoint and remove directors of Holdings Inc. and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held by OCM GW and OCM Crimson.  Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM GW and OCM Crimson.

OCM (i) in its capacity as the sole director of POF IV Ltd., has the ability to direct the management of OCM Crimson, including the power to direct the decisions of POF IV Ltd. regarding the vote and disposition of securities held by OCM Crimson and (ii) in its capacity as the investment manager of the POF III and POF IV, has the ability to direct the investment decisions of the POF III and POF IV, including the power to vote and dispose of securities held by the POF III and POF IV; therefore, OCM may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW and OCM Crimson.

Holdings Inc., in its capacity as the general partner of OCM, has the ability to direct the management of OCM’s business, including the power to direct the decisions of OCM regarding the vote and disposition of securities held by OCM GW and OCM Crimson; therefore, Holdings Inc. may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW and OCM Crimson.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM GW and OCM Crimson, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Exchange Act by each Reporting Person, other than OCM GW and OCM Crimson.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except as set forth herein to the knowledge of the Reporting Persons, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

(d)  The non-managing member of OCM GW, OCM Principal Opportunities Fund IIIA, L.P., has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held directly by OCM GW or underlying the preferred stock held by OCM GW, to the extent of its interest in OCM GW.

(e)  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Issuer concurrently entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with OCM GW and OCM Crimson, dated as of April 29, 2013. The Registration Rights Agreement became effective upon the consummation of the Merger. Under, and subject to the terms of the Registration Rights Agreement, the Issuer will prepare and file within 120 days after the closing of the Merger, a shelf registration statement covering the resale and distribution of the Issuer’s Common Stock owned by OCM GW and OCM Crimson. OCM GW and OCM Crimson can request up to three takedowns pursuant to the shelf registration statement as long as the aggregate value to be sold in each such takedown equals at least $15 million. Pursuant to the Registration Rights Agreement, OCM GW and OCM Crimson also has certain piggyback rights with regard to registrations by the Issuer.

The description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated herein by reference as Exhibit 3 hereto.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM GM and OCM Crimson.

Item 7.                            Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Agreement and Plan of Merger, dated as of April 29, 2013, by and among Contango Oil & Gas Company, Contango Acquisition, Inc. and Crimson Exploration Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 1, 2013).

Exhibit 3

Registration Rights Agreement, dated as of April 29, 2013, among Contango Oil & Gas Company, OCM Crimson Holdings, LLC and OCM GW Holdings, LLC (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on May 1, 2013).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 31, 2013.

OCM GW HOLDINGS, LLC

	By:	OCM Principal Opportunities Fund III, L.P.
	Its:	Managing Member

	By:	OCM Principal Opportunities Fund III GP, L.P.
	Its:	General Partner

	By:	Oaktree Fund GP I, L.P.
	Its:	General Partner

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

	By:	OCM Principal Opportunities Fund III GP, L.P.
	Its:	General Partner

	By:	Oaktree Fund GP I, L.P.
	Its:	General Partner

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM CRIMSON HOLDINGS, LLC

By:	OCM Principal Opportunities Fund IV, L.P.
Its:	Managing Member

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	Chief Financial Officer and Treasurer of Meyer Memorial Trust

Jay S. Wintrob	President and Chief Executive Officer of AIG Life and Retirement, the U.S. based life and retirement services businesses of American International Group, Inc.

Marna C. Whittington	Retired

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

OCM Principal Opportunities Fund III GP, L.P.

The general partner of OCM Principal Opportunities Fund III GP, L.P. is Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund III, L.P.

The general partner of OCM Principal Opportunities Fund III, L.P. is OCM Principal Opportunities Fund III GP, L.P.

OCM GW Holdings, LLC

The managing member of OCM GW Holdings, LLC is OCM Principal Opportunities Fund III, L.P.

OCM Principal Opportunities Fund IV GP Ltd.

The sole director of OCM Principal Opportunities Fund IV GP Ltd. is Oaktree Capital Management, L.P.

OCM Principal Opportunities Fund IV GP, L.P.

The general partner of OCM Principal Opportunities Fund IV GP, L.P. is OCM Principal Opportunities Fund IV GP Ltd.

OCM Principal Opportunities Fund IV, L.P.

The general partner of OCM Principal Opportunities Fund IV, L.P. is OCM Principal Opportunities Fund IV GP, L.P.

OCM Crimson Holdings, LLC

the managing member of OCM Crimson Holdings, LLC is OCM Principal Opportunities Fund IV, L.P.